CROSSFIRST BANKSHARES, INC.
11440 Tomahawk Creek Parkway
Leawood, Kansas 66211

February 28, 2023

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Robert Arzonetti

Re:	CrossFirst Bankshares, Inc. Registration Statement on Form S-3 File No. 333-269943

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CrossFirst Bankshares, Inc., a Kansas corporation (the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-269943) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on March 2, 2023, or as soon as practicable thereafter.

The Company respectfully requests that it be notified when this request for acceleration has been granted by a telephone call or email to Scott Gootee of Stinson LLP at (816) 691-3263 or scott.gootee@stinson.com and that such effectiveness also be confirmed in writing.

Respectfully,

CROSSFIRST BANKSHARES, INC.

By:	/s/ Benjamin Clouse
Benjamin Clouse
Chief Financial Officer

cc:          Scott Gootee, Stinson LLP